UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SpaceDev, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

846241107
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	154,326

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	154,326

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	154,326

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.36%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	1,630,686

8. Shared Voting Power	-0-

9. Sole Dispositive Power	1,630,686

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,630,686

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	3.85%

14. Type of Reporting Person	PN

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	356,363

8. Shared Voting Power	-0-

9. Sole Dispositive Power	356,363

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	356,363

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.84%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	506,822

8. Shared Voting Power	-0-

9. Sole Dispositive Power	506,822

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	506,822

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.20%

14. Type of Reporting Person	PN

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	158,803

8. Shared Voting Power	-0-

9. Sole Dispositive Power	158,803

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	158,803

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.38%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	1,190,331

8. Shared Voting Power	-0-

9. Sole Dispositive Power	1,190,331

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,190,331

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.81%

14. Type of Reporting Person	CO

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	794,969

8. Shared Voting Power	-0-

9. Sole Dispositive Power	794,969

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	794,969

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.88%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of SpaceDev, Inc (the “Issuer”). This Amendment No. 2 amends the Schedule 13D (Amendment No. 1) filed on December 14, 2007 (the “Prior Statement”). The address of the Issuer’s principal executive offices is 13855 Stowe Drive, Poway, California 92064.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management, Inc. (“LAM”), a Delaware corporation. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President of these general partners is Gideon J. King. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Michael S. Emanuel, Vice President and Secretary; Peter A. Tcherepnine, Vice President and Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Gideon J. King is Executive Vice President. The other officers listed above are also officers of LPC. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

LAF, LAFB, LOF, LOFB, LMF and LMOF (the “Loeb Purchasers” and together with LPC, “Loeb”) acquired an aggregate of 500,000 shares of Common Stock pursuant to a Stock Purchase Agreement dated February 15, 2008, by and among each Loeb Entity and James W. Benson (the “Purchase Agreement”). The total purchase price for the shares acquired by the Loeb Purchasers under the Purchase Agreement was $375,000, and the source of funds for such purchase was working capital.

Item 4.	Purpose of Transaction

The Loeb Purchasers have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer (the “Board”) concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions and subject to the Stockholder Agreement dated December 4, 2007, by and among the Issuer and LPC (the terms of which are applicable to each Loeb Entity), Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby own the following shares of Common Stock as of February 20, 2008.

	Shares of Common Stock	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Loeb Arbitrage Fund	1,630,686	1,630,686		1,630,686
Loeb Partners Corporation**	154,326	-0-	154,326	-0-	154,326
Loeb Offshore Fund Ltd.	356,363	356,363		356,363
Loeb Arbitrage B Fund LP	506,822	506,822		506,822
Loeb Offshore B Fund Ltd.	158,803	158,803		158,803
Loeb Marathon Fund, LP	1,190,331	1,190,331		1,190,331

Loeb Marathon Offshore Fund, Ltd.	794,969	794,969	794,969

Total	4,792,300

The total shares of Common Stock constitute 11.33% of the 42,306,871 outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding as of January 7, 2008 as disclosed in the Issuer’s Registration Statement on Form SB-2 filed on January 14, 2008).

**Including shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases of Common Stock have been made in the past sixty (60) days:
Purchases of Common Stock

	Date	Shares	Average Price
Loeb Arbitrage Fund	2/21/2008	212,549	0.75

	Date	Shares	Average Price
Loeb Offshore Fund	2/21/2008	41,438	0.75

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	2/21/2008	52,033	0.75

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	2/21/2008	18,980	0.75

	Date	Shares	Average Price
Loeb Marathon Fund, LP	2/21/2008	104,248	0.75

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	2/21/2008	70,752	0.75

_____________________

All reported transactions were effected pursuant to the Purchase Agreement.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Except for the Purchase Agreement and Stockholder Agreement as described in the Prior Statement and the Purchase Agreement described in Item 3, to the best knowledge of Loeb there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Loeb and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 - Stockholder Agreement, dated December 4, 2007, by and between LPC and the Issuer (incorporated by reference to the Issuer’s Form 8-K filed December 7, 2007).

Exhibit 2 - Stock Purchase Agreement dated December 4, 2007, by and between the Issuer and LPC (incorporated by reference to the Issuer’s Form 8-K filed December 7, 2007).

Exhibit 3 - Stock Purchase Agreement dated February 15, 2008, by and among the Loeb Purchasers and James W. Benson.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: February 26, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

Exhibit 3

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of February 15, 2008, by and among James W. Benson (“Seller”), and each of the parties identified as “Purchasers” on the signature pages hereto (each, a “Purchaser” and, collectively, “Purchasers”).

RECITAL

Seller desires to sell to Purchasers an aggregate of 500,000 shares (the “Shares”) of the common stock, par value $0.0001 per share, of SpaceDev, Inc., a Delaware corporation (the “Company”), and Purchasers desire to purchase the Shares from Seller, upon and subject to the terms of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, the respective representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Purchasers, intending to be legally bound, hereby agree as follows:

1.         Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance upon the representations and warranties herein made by each party to the other, Seller agrees to sell, and Purchasers agree to purchase from Seller, at the Closing (as hereinafter defined) the Shares in the respective amounts set forth on Exhibit A attached hereto.

2.         Purchase Price. As the purchase price for the Shares, Purchaser will pay, or cause to be paid, to Seller at the Closing in immediately available funds the sum of $375,000 ($0.75 per share).

3.         Closing. The transfer and sale provided for in this Agreement (the “Closing”) will take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022, at 10:00 a.m. on February 20, 2008 or on such other date as may be fixed for the Closing by written agreement between Seller and Purchasers (the “Closing Date”). On the Closing Date, (a) Purchasers shall deliver to Seller, via wire transfer, immediately available funds equal to $375,000 and (b) Seller shall deliver to the transfer agent of the Company one or more certificates representing the Shares, duly endorsed for transfer to Purchasers, or accompanied by an assignment separate from certificate in favor of Purchasers, duly executed by Seller, and a letter instructing the transfer agent of the Company to issue certificates to Purchasers representing the number of shares of common stock set forth on Exhibit A attached hereto. The funds to be delivered by Purchasers shall be wired to the following:

Citibank, NA, New York,
111 Wall Street
New York, New York 10005
ABA: 021000089
For Account: Charles Schwab & Company, Inc.
Account No.: 40553953
For Further Credit to: James W. Benson and Susan C. Benson
Account No.: 51923722

4.	Representations and Warranties.

(a)       Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows:

(i)        Seller has the requisite competence and authority to enter into and deliver this Agreement and to perform and consummate the transactions contemplated hereby. Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Seller.

(ii)       This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights of creditors or general principles of equity.

(iii)      The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby will not (A) violate any provision of any existing law, statute, rule, regulation or ordinance applicable to Seller or (B) conflict with, result in any breach of or constitute a default under (1) any order, writ, judgment, award or decree of any court, governmental authority, bureau or agency to which Seller is a party or by which Seller may be bound or (2) any contract or other agreement or undertaking to which Seller is a party or by which Seller may be bound.

(iv)      No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission, other governmental authority or instrumentality or other person or entity, is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated hereby, other than that completion of the transfer of the Shares may require the delivery of an opinion of counsel (“Opinion of Counsel”) to the transfer agent of the Company that the transfer of the Shares is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Seller shall use its reasonable best efforts to cause the Company to obtain such Opinion of Counsel (if such opinion is required by the Company’s transfer agent), provided that Seller is not directly arranging or paying for the delivery of such Opinion of Counsel.

(v)       Seller has, and upon transfer by Seller of the Shares hereunder Purchaser will have, good and marketable title to the Shares, free and clear of any claims, liens, encumbrances, security interests, restrictions and adverse claims of any kind or nature whatsoever; provided that (i) the Shares may be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act, and (ii) completion of the transfer may require the delivery of an Opinion of Counsel. There are no outstanding subscriptions, options, warrants, rights, contracts, understandings or agreements to purchase or otherwise acquire the Shares.

(vi)      The Company has agreed to waive any violation of the Company's insider trading policy that might occur as a result of the sale of the Shares to Purchaser in accordance with the terms of this Agreement. Seller has no knowledge of any material, non-public information regarding the Company.

(vii)     The offer and sale of the Shares to Purchasers was not accompanied by the publication of any advertisement and is not being effected by or through a broker-dealer in a public offering.

(viii)	Seller is a director of the Company.

(b)       Representations and Warranties of Purchaser. Purchasers represent and warrant to Seller as follows:

(i)        Each Purchaser is an entity duly organized, validly existing and in good standing under the laws of the state of its organization.

(ii)       Each Purchaser has all requisite power and authority to enter into and deliver this Agreement and to perform and consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchasers and the consummation by Purchasers of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchasers.

(iii)      This Agreement has been duly executed and delivered by Purchasers and constitutes a valid and binding obligation of each Purchaser, enforceable in accordance with its terms except as enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights of creditors or general principles of equity.

(iv)      The execution and delivery of this Agreement by Purchasers and the consummation by Purchasers of the transactions contemplated hereby will not (A) violate any provision of any existing law, statute, rule, regulation or ordinance applicable to Purchasers or (B) conflict with, result in any breach of or constitute a default under (1) the Certificate of Incorporation or By-laws (or equivalent governing documents) of Purchasers, (2) any order, writ, judgment, award or decree of any court, governmental authority, bureau or agency to which any Purchaser is a party or by which any Purchaser may be bound or (3) any contract or other agreement or undertaking to which any Purchaser is a party or by which any Purchaser may be bound.

(v)       No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission, other governmental authority or instrumentality or other person or entity, is required by or with respect to Purchasers in connection with the execution and delivery of this Agreement or the consummation by Purchasers of the transactions contemplated hereby.

(vi)      Purchasers have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Shares, have independently evaluated the merits of purchasing the Shares and have made an informed, independent investment decision with respect thereto. Purchasers are acquiring the Shares for their own account, for investment purposes only and not with a view to the distribution thereof in violation of the Securities Act. Purchasers understand that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Each Purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. To Purchaser's knowledge, there has been no publication of any advertisement of the sale of the Shares, and Purchaser is not effecting the purchase of the Shares through a broker-dealer in a public offering.

(vii)     Purchasers agree and acknowledge that the completion of the transfer of the Shares to Purchasers may require the delivery of an Opinion of Counsel, and that Seller is not directly arranging or paying for the delivery of such Opinion of Counsel.

5.	Closing Conditions.

(a)       Conditions to Each Party’s Obligations. The obligation of Purchasers to purchase the Shares at the Closing and the obligation of Seller to sell the Shares at the Closing are subject to the fulfillment at or prior to the Closing of the following conditions:

(i)        No preliminary or permanent injunction or other order shall have been issued by any court of competent jurisdiction or by any governmental or regulatory body, nor shall any statute, rule, regulation or executive order have been promulgated or enacted by any governmental authority, which prevents the consummation of the transactions contemplated by this Agreement; and

(ii)       No action or proceeding before any court or any governmental or regulatory authority shall have been commenced by any governmental or regulatory body and shall be pending against any of the parties hereto or any of their respective affiliates, associates, officers or directors seeking to prevent or delay the transactions contemplated by this Agreement.

(b)       Conditions to Obligation of Purchaser. The obligation of Purchasers to purchase the Shares at the Closing is subject to the fulfillment at or prior to the Closing of the following conditions:

(i)        The representations and warranties of Seller contained in this Agreement shall have been true and correct when made and shall be true and correct at and as of the Closing Date with the same force and effect as though such representations and warranties were made at and as of the Closing Date.

(ii)       Seller shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(c)       Conditions to Obligation of Seller. The obligation of Seller to sell the Shares at the Closing is subject to the fulfillment at or prior to the Closing of the following conditions:

(i)        The representations and warranties of Purchasers contained in this Agreement shall have been true and correct when made and shall be true and correct at and as of the Closing Date with the same force and effect as though such representations and warranties were made at and as of the Closing Date.

(ii)       Purchasers shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by Purchasers at or prior to the Closing.

6.	Miscellaneous.

(a)       No Brokers. Seller and Purchasers each represent to the other that neither it nor any of its respective affiliates have employed any broker or finder or incurred any liability for any brokerage or finder’s fees or commissions or expenses related thereto in connection with the negotiation, execution or consummation of this Agreement or any of the transactions contemplated hereby and respectively agree to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or any of its affiliates.

(b)       Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or between the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(c)       Assignment; Binding Effect; Third Party Beneficiaries. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns. There are no third party beneficiaries having rights under or with respect to this Agreement.

(d)       Further Assurances. If any further action is necessary or reasonably desirable to carry out this Agreement’s purposes, each party will take such further action (including executing and delivering any further instruments and documents and providing any reasonably requested information) as the other party reasonably may request.

(e)       Survival of Representations, Warranties and Covenants. Each representation, warranty, covenant and obligation in this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and will not be affected by any investigation by or on behalf of the other party to this Agreement.

(f)        Indemnification. Seller and Purchasers, respectively, will each indemnify and hold harmless the other from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, legal fees and expenses) suffered or incurred by any such indemnified party to the extent arising from any breach of any representation or warranty of the indemnifying party contained in this Agreement or any breach by the indemnifying party, or failure by the indemnifying party to fulfill, any covenant or agreement contained herein.

(g)       Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, as follows (or to such other address as any party may give in a notice given in accordance with the provisions hereof):

If to Seller:

James W. Benson

13592 Ranch Creek Lane

Poway, CA 92064

Facsimile: (858) 513-4991

with a copy (which will not constitute notice) to:

Duane Morris LLP

101 West Broadway, Suite 900

San Diego, CA 92101-8285

Attention: Robert G. Copeland

Facsimile: (619) 744-2201

If to Purchasers:

c/o Loeb Partners Corporation

61 Broadway

New York, NY 10006

Telephone: (212) 483-7044

Facsimile: (212) 574-2069

Attention: Blaine Marder

with a copy (which will not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

590 Madison Ave.

New York, NY 10222

Attention: Patrick Dooley

Facsimile: (212) 872-1002

All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (iv) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

(h)       Specific Performance; Remedies. Each party acknowledges and agrees that the other party would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

(i)        Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(j)        Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles.

(k)       Amendment. This Agreement may not be amended or modified except by a writing signed by both of the parties.

(l)        Extensions; Waivers. Any party may, for itself only, (a) extend the time for the performance of any of the obligations of any other party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver will be valid only if set forth in a writing signed by the party to be bound thereby. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extent to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the party of any party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

(m)      Expenses. Each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

(n)       Time is of the essence. Time is of the essence in the performance of this Agreement.

(o)       Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, which delivery may be made by exchange of copies of the signature page by facsimile transmission.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SELLER:

/s/ Susan C. Benson

Susan C. Benson as attorney-in-fact

of James W. Benson

PURCHASERS:

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

By:/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

By: /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

By: /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

By: /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

By: /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

By: /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

EXHIBIT A

SCHEDULE OF PURCHASERS

Purchaser	Shares	Aggregate Purchase Price

Loeb Arbitrage Fund	212,549	$159,411.75
Loeb Arbitrage B Fund LP	52,033	$39,024.75
Loeb Marathon Fund, LP	104,248	$78,186.00
Loeb Marathon Offshore Fund, Ltd.	70,752	$53,064.00
Loeb Offshore Fund Ltd.	41,438	$31,078.50
Loeb Offshore B Fund Ltd.	18,980	$14,235.00

TOTAL	500,000	$375,000.00

032080.0003 EAST 7937446 v5